SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 2)*

Mecox Lane Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G5953U 102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G5953U 102	Schedule 13 G

1	NAMES OF REPORTING PERSONS First Flite Holdings Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 59,844,236 ordinary shares (1). Alfred Beichun Gu may also be deemed to have sole voting power with respect to the above shares.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 59,844,236 ordinary shares. Alfred Beichun Gu may also be deemed to have sole dispositive power with respect to the above shares.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,844,236 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) 18,987,544 ordinary shares, 1,246,038 restricted shares and 39,610,654 ordinary shares issuable upon exercise of options within 60 days of the date of December 31, 2012.

*  based on 423,870,274 ordinary shares outstanding as of December 31, 2012 and 39,610,654 ordinary shares issuable upon exercise of options within 60 days of the date of December 31, 2012.

CUSIP NO. G5953U 102	Schedule 13 G

1	NAMES OF REPORTING PERSONS Alfred Beichun Gu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION St. Kitts and Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 59,844,236 ordinary shares (1). First Flite Holdings Co., Ltd. may also be deemed to have sole voting power with respect to the above shares.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 59,844,236 ordinary shares. First Flite Holdings Co., Ltd. may also be deemed to have sole dispositive power with respect to the above shares.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,844,236 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) 18,987,544 ordinary shares, 1,246,038 restricted shares and 39,610,654 ordinary shares issuable upon exercise of options within 60 days of the date of December 31, 2012.

*  based on 423,870,274 ordinary shares outstanding as of December 31, 2012 and 39,610,654 ordinary shares issuable upon exercise of options within 60 days of the date of December 31, 2012.

Item 1(a).	Name of Issuer: Mecox Lane Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road Shanghai 200233 People’s Republic of China

Item 2(a).	Name of Person Filing: First Flite Holdings Co., Ltd. Alfred Beichun Gu

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

First Flite Holdings Co., Ltd.:

P.O. Box 3321, Drake Chambers

Road Town, Tortola

British Virgin Islands

Alfred Beichun Gu:

22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road
Shanghai 200233
People’s Republic of China

Item 2(c)	Citizenship: First Flite Holdings Co., Ltd. – British Virgin Islands Alfred Beichun Gu – St. Kitts and Nevis

Item 2(d).	Title of Class of Securities: Ordinary Shares

Item 2(e).	CUSIP Number: G5953U 102

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the Common Shares of the issuer by the Reporting Person is provided as of December 31, 2012:

	Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
	First Flite Holdings Co., Ltd.	59,844,236	12.9%	59,844,236	0	59,844,236	0
	Alfred Beichun Gu	59,844,236	12.9%	59,844,236	0	59,844,236	0

First Flite Holdings Co., Ltd. is the record owner of 18,987,544 ordinary shares and 1,246,038 restricted shares, and also holds 39,610,654 ordinary shares issuable upon exercise of options within 60 days of the date of December 31, 2012. Mr. Alfred Beichun Gu is the sole owner and director of First Flite Holdings Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Gu may be deemed to beneficially own all the shares held by First Flite Holdings Co., Ltd.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013

First Flite Holdings Co., Ltd.	By:	/s/ Alfred Beichun Gu
Name: Alfred Beichun Gu
Title: Director

Alfred Beichun Gu	By:	/s/ Alfred Beichun Gu
Alfred Beichun Gu

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement